[LETTERHEAD OF DECHERT LLP]

November 16, 2009

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your oral comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Build America Bond Portfolio (the “Fund”), a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2009.  The Trust has considered your comments and has authorized us to make following responses on its behalf.

Comment 1.  Please confirm that the Fund intends to comply with the terms and conditions of the Trust’s exemptive order.

Response 1:  The Fund intends to comply with the terms and conditions of the Trust’s exemptive order.

Comment 2.  Please confirm that the supply of Build America Bonds currently in the market should be available for purchase by the Fund and are relatively liquid.

Response 2:          The Adviser anticipates that there will be an adequate supply of relatively liquid Build America Bonds for purchase by the Fund.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss